                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                              -------------------


                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)

                            COMMUNICATIONS CENTRAL, INC.
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                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                  203388-10-3
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                                 (CUSIP Number)

        Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages.)


                              (Page 1 of 7 Pages)




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================================================================================
CUSIP NO. 203388-10-3                 13G                      Page 2 OF 7 Pages
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1.   Name of Reporting Person:  PETER A. SCHOBER
     S.S. or I.R.S. Identification No. of Above Person: ###-##-####
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2.   Check the Appropriate Box if a Member of a Group                  (a) [X]
                                                                       (b) [ ]

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3.   SEC Use Only

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4.   Citizenship or Place of Organization

     AUSTRIA

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     Number of          5.  Sole Voting Power: 8,467
      Shares
                     -----------------------------------------------------------
     Beneficially       6.  Shared Voting Power: 432,661
      Owned By
                     -----------------------------------------------------------
       Each             7.  Sole Dispositive Power: 8,467
     Reporting
                     -----------------------------------------------------------
     Person With        8.  Shared Dispositive Power: 432,661

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 441,128

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10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]
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11.  Percent of Class Represented by Amount in Row (9): 7.3%

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12.  Type of Reporting Person:  IN

================================================================================

                                       2

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ITEM 1(A).  NAME OF ISSUER:

            Communications Central Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1150 Northmeadow Parkway
            Suite 118
            Roswell, Georgia 30076

ITEM 2(A).  NAME OF PERSON FILING:

            Peter A. Schober

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            45 Milk Street, 9th Floor
            Boston, Massachusetts 02109

ITEM 2(C).  CITIZENSHIP:

            Austria

ITEM 2(D). TITLE OF CLASS OF SECURITIES: Common Stock, $.01 par value per share

ITEM 2(3).  CUSIP NUMBER:   203388-10-3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or dealer registered under Section 15 of the Act,

            (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

            (d) [ ] Investment Company registered under Section 8 of the
                    Investment Company Act,

            (e) [ ] Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940,

            (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

            (g) [ ] Parent Holding Company, in accordance with Rule 13d-
                    1(b)(ii)(G); see Item 7,

            (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                    Not applicable.

ITEM 4.  OWNERSHIP.

         (a)  Amount beneficially owned: 441,128*

         (b)  Percent of class:  7.3%

         (c)  Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote: 8,467*

              (ii)  Shared power to vote or to direct the vote: 441,128*

              (iii) Sole power to dispose or to direct the disposition of:
                    8,467*

              (iv) Shared power to dispose or to direct the disposition of:
                   441,128*

              * See Item 6 below.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The reporting person is part of a group consisting of four individuals who share equal voting and dispositive power with respect to all of the shares reported on this form (the "MVP Ventures Group"). The members of MVP Ventures Group are the sole general partners of MVP Capital L.P., which is the general partner of three limited partnerships: (1) Late State Fund 1990 Limited Partnership, the holder of record of 218,856 shares; (2) Late State Fund 1991 Limited Partnership, the holder of record of 84,787 shares; and (3) Chestnut Capital International III, the holder of record of 73,177 shares. The members of MVP Ventures Group are also the sole general partners of Chestnut III Management L.P., which is the sole general partner of Chestnut III Ltd. Partnership, the holder of record of 54,997 shares. Finally, the members of MVP Ventures Group are the sole general partners of MVP Investors Limited Partnership, the holder of record of 844 shares. All numbers given for shares held of record are as of December 31, 1996.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
         ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATION.

         Not Applicable.



                    [Signature appears on following page.]

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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           Date:  February 13, 1997
                                                -------------------------------


                                           Signature: /s/ Peter A. Schober
                                                     --------------------------
                                                     Peter A. Schober

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                                   EXHIBIT A
                                   ---------

Members of MVP Ventures Group:

        (1)   Jonathan J. Fleming

        (2)   Michael F. Schiavo

        (3)   Peter A. Schober

        (4)   John G. Turner